SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Peru Copper Inc.

(Name of Subject Company)

Peru Copper Inc.

(Name of Person Filing Statement)

Common Shares without par value

(Title of Class of Securities)

715455101

(CUSIP Number of Class of Securities)

Gerald Wolfe

President and Chief Executive Officer

Peru Copper Inc.

1050 – 625 Howe Street

Vancouver, BC Canada V6C 2T6

(604) 689-0234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Christopher F. Schultz, Esq.

Porzio, Bromberg & Newman, P.C.

156 West 56th Street, 8th Floor

New York, New York 10019-3800

(212) 265-6888

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

Peru Copper Inc. filed a pre-commencement, preliminary communication on Schedule 14D-9 on June 11, 2007 (the “Original Schedule 14D-9”), attaching as an exhibit a press release dated June 11, 2007 (the “Press Release”). The Original Schedule 14D-9 indicates that the Press Release was a joint announcement made by Peru Copper Inc. and Aluminum Corporation of China.

This amended Schedule 14D-9 is filed in order to clarify that the Press Release was issued solely by Peru Copper Inc. and that it is not an announcement by Aluminum Corporation of China. This amended Schedule 14D-9 amends and restates the Original Schedule 14D-9 in its entirety.

Attached hereto is a press release of Peru Copper Inc. (“Peru Copper”), dated June 11, 2007, announcing that Peru Copper and Chinalco have signed a definitive agreement pursuant to which Chinalco will make an offer to acquire all of the currently outstanding Peru Copper shares in a friendly take-over bid. This press release has been posted on Peru Copper’s website at www.perucopper.com.

Suite 1050-625 Howe Street Vancouver, BC V6C 2T6	Tel: 1-604-689-0234 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER ANNOUNCES FRIENDLY C$6.60 PER SHARE CASH OFFER BY ALUMINUM

CORPORATION OF CHINA AND CONCURRENT C$70 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia, Canada, June 11, 2007, Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company”) announced today that it has entered into a definitive agreement (the “Support Agreement”) pursuant to which Aluminum Corporation of China (“Chinalco”), a diversified metals and mining company based in Beijing, China, has agreed, subject to the terms of the Support Agreement, to make an offer to acquire all the outstanding Peru Copper shares by way of a friendly take-over bid (the “Offer”) for C$6.60 per share in cash, valuing the Company at approximately C$840 million. The Offer represents a premium of 21% to Peru Copper’s 20-day volume weighted average trading price of $5.45 on the Toronto Stock Exchange (the “TSX”) ending on May 23, 2007, the last trading prior to the date on which the Company announced it had entered into an exclusivity agreement. The acquisition of the Peru Copper shares will be financed through Chinalco’s cash on hand.

Highlights:

•	Cash Offer for all shares at C$6.60 per share

•	Premium of 21% to 20-day volume weighted average price ending May 23, 2007

•	C$840 million aggregate purchase price for the outstanding shares

•	Unanimous recommendation of the Peru Copper Board of Directors

•	Lock-ups representing approximately 34% of the outstanding Peru Copper shares

•	$21 million non-completion fee and right to match

•	Concurrent C$70 million private placement of approximately 13.2 million Peru Copper shares to Chinalco

In order to ensure that Peru Copper has adequate funds to advance the Toromocho Project in the near term, Chinalco has also agreed to invest C$70 million by subscribing for 13.2 million Peru Copper shares at a price of C$5.30 per share, representing an issue discount of 2.75% to Peru Copper’s 20-day volume weighted average trading price of C$5.45 on the TSX ending on May 23, 2007. Following completion of the private placement, Chinalco will own approximately 9.9% of the then outstanding Peru Copper shares. Chinalco’s subscription is not conditional on the successful completion of the Offer. The private placement is subject to the approval of the TSX and the American Stock Exchange and is expected to close within the next two weeks.

The Support Agreement provides for, among other things, customary board support and non-solicitation covenants (subject to customary “fiduciary out” provisions that entitle Peru Copper to consider and accept a superior proposal), a five business day right to match in favour of Chinalco and the payment to Chinalco of a non-completion fee of C$21 million if the acquisition is not completed in certain specified circumstances.

In connection with the Offer, all of the directors and certain other shareholders representing approximately 34% of the outstanding Peru Copper shares (calculated on a fully-diluted basis) have entered into lock-up agreements with Chinalco pursuant to which they have agreed to, among other things, tender all their Peru Copper shares to the Offer.

The Peru Copper Board of Directors, after receiving the recommendation of its special committee and consulting with its financial and legal advisors, has unanimously determined that the Offer is fair and in the best interest of the Peru Copper shareholders and to recommend acceptance of the Offer. UBS Investment Bank, the financial advisor to the Peru Copper Board of Directors, has provided an opinion that the Offer is fair, from a financial point of view, to the Peru Copper shareholders. Canaccord Capital Corporation, acting as financial advisor to the Special Committee of the Peru Copper Board of Directors, has also provided an opinion that the Offer is fair, from a financial point of view, to the Peru Copper shareholders.

J. David Lowell, Chairman of Peru Copper, commented, “Since November 2005, Peru Copper has been conducting a strategic review of the options available to the Company to maximize the value of the Toromocho Project. Having assessed all options available to the Company, we have concluded that Chinalco’s offer is the best option available to our shareholders and to the Company. We are delighted that a company of the financial and technical strength of Chinalco is going to take the Toromocho Project to the next stage of its development.”

Mr. Yaqing Xiao, President of Chinalco, said, “The founders, management and employees of Peru Copper have done an exceptional job of identifying the resource potential of the Toromocho Project and of advancing the project towards the definitive feasibility stage. We are extremely excited by the prospect of working with the existing employees of Peru Copper, and the government and people of Peru to realize the full potential of this world-class mining project.” Mr. Yaqing Xiao went on to say, “This is an important step in our strategic growth outside China and will provide us with an opportunity to leverage the strength of our balance sheet and our extensive project development expertise to advance the Toromocho Project. We look forward to identifying further investment opportunities in Peru and around the world.”

Formal documentation relating to the take-over bid is expected to be mailed by Chinalco in mid to late June 2007. The Offer will be open for acceptance for a period of not less than 35 days and will be conditional upon, among other things, valid acceptances of the Offer by Peru Copper shareholders owning not less than 66 2/3% of the outstanding Peru Copper shares (calculated on a fully-diluted basis). In addition, the Offer will be subject to certain customary conditions, relevant regulatory approvals and the absence of any material adverse change with respect to Peru Copper. Chinalco may waive the conditions of the Offer in certain circumstances. The obligation of Chinalco to take up and pay for shares pursuant to the Offer is also subject to the receipt of certain Chinese Government approvals. If its offer is successful, Chinalco has agreed to take steps available to it under relevant securities laws to acquire any remaining outstanding Peru Copper shares.

UBS Investment Bank is acting as financial advisor to Peru Copper and Cassels, Brock & Blackwell LLP is acting as legal counsel to Peru Copper.

BMO Capital Markets is acting as financial advisor to Chinalco and McCarthy Tetrault LLP is acting as legal counsel to Chinalco.

North American Investment Market Call

A conference call with senior management of Peru Copper for the North American investment community has been scheduled for Monday, June 11, 2007 at 10:00am Vancouver time / 1:00pm Toronto time. Members of the investment community may participate by dialing 1-800-733-7571 within North America and 1-416-644-3414 outside of North America.

The call will be available for replay until Monday, June 25, 2007 by calling 1-416-640-1917 or 1-877-289-8525 and entering the pass code 21236239 followed by the number sign.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.

About Peru Copper Inc.

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.

About Aluminum Corporation of China

Chinalco is the largest diversified metals and mining company in China. Chinalco is focused on the Chinese and international aluminum markets but also engages in resource exploration and down stream operations in the fields of aluminum, copper, rare metals and other non-ferrous metals. Chinaclo’s largest asset is a 40.46%

stake in Chalco, the largest producer of primary aluminum in China. Chalco is the second largest refiner of alumina and among the largest producers of primary aluminum in the world. Chalco produced 3.0 million tons of aluminum and 9.2 million tons of alumina in 2006. Chalco’s shares trade on stock exchanges in New York, Hong Kong and Shanghai. The market value of Chalco’s shares is approximately US$32 billion, making it one of China’s largest publicly traded companies.

PERU COPPER STOCKHOLDERS ARE ADVISED TO READ PERU COPPER’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE MADE AVAILABLE TO SHAREHOLDERS OF PERU COPPER AT NO EXPENSE TO THEM. THE SCHEDULE 14D-9 AND OTHER FILED DOCUMENTS WILL ALSO BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV. THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF PERU COPPER. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL TO BE DISSEMINATED UPON THE COMMENCEMENT OF THE TENDER OFFER.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-3 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS:

This news release contains “forward-looking statements” including, but not limited to, statements with respect to the future price of copper and molybdenum, the timing of exploration activities, the mine life of the Toromocho Project, the economic viability and estimated internal rate of return of the Toromocho Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Peru Copper’s commitment to, and plans for developing, the Toromocho Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Toromocho Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-3 as on file with the Securities and Exchange Commission in Washington, D.C. and in the section entitled “Narrative Description of the Business — Risks of the Business” in the Annual Information Form of the Company dated March 28, 2007. Although Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.